Exhibit 12.1
JETBLUE AIRWAYS CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in millions, except ratios)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2014	2013	2014	2013
Earnings:
Income before income taxes	$132	$119	$483	$202
Less: Capitalized interest	(4)	(4)	(11)	(11)
Add:
Fixed charges	63	66	187	198
Amortization of capitalized interest	1	1	3	3
Adjusted earnings	$192	$182	$662	$392
Fixed charges:
Interest expense	$35	$38	$108	$117
Amortization of debt costs	2	2	5	6
Rent expense representative of interest	26	26	74	75
Total fixed charges	$63	$66	$187	$198
Ratio of earnings to fixed charges	3.05	2.75	3.54	1.98